FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934


                           For the Month of July 2001

                         SPECTRUM SIGNAL PROCESSING INC.
                        --------------------------------
                 (Translation of Registrant's Name into English)

         2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes   [ ]   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

         Attached to the Registrant's Form 6-K for the month of July 2001, and incorporated by reference herein, are the following press releases made by the
Registrant:

         1.       Press Release, dated July 5, 2001

         2.       Press Release, dated July 9, 2001

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              SPECTRUM SIGNAL PROCESSING INC.



                                              By: /s/ Martin C. McConnell
                                                  -------------------------
                                                  Name: Martin C. McConnell
                                                  Title: VP Finance & CFO

Dated: July 9, 2001